UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date: July 31, 2006

Commission File Number: 333-110071

CHINA SECURITY & SURVEILLANCE TECHNOLOGY, INC.

4/F, East 3/B, Saige Science & Technology Park Huaqiang, Shenzhen, China 518028
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F  ☒         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  Yes ☐  No☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  Yes ☐  No☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - ______.

Amendment to the Securities Purchase Agreement

On July 26, 2006 and July 27, 2006, China Security & Surveillance Technology, Inc. (the “Company”) entered into two waivers and amendments (the “Amendments”) to the Securities Purchase Agreement, dated as of July 6, 2006 (the “Securities Purchase Agreement”), among the Company and the investors identified in the signature pages thereto (together, the “Investors”). The main changes to the Securities Purchase Agreement are as follows:

•
The Investors waived a closing condition which requires the closing of the Company’s acquisition of Shanghai Chengfeng Digital Technology Co. Ltd. (“Chengfeng”) to only be subject to the delivery of the purchase price therefore by the Company and permitted the Company to break escrow notwithstanding the fact that the acquisition of Chengfeng will not be fully consummated until certain governmental approvals are obtained;

•
The purchase price for each unit, consisting of a share of the Company’s common stock (the “Common Stock”) and one-fifth of a warrant to purchase a share of the Common Stock was reduced from $4.50 to $3.50 and the exercise price of each whole warrant was reduced from $5.40 to $4.80;

•	Certain investors changed their investment amounts which resulted in a net increase of the aggregated gross funds received by the Company of $4,221,093; and

•
The Company granted the Investors certain put rights pursuant to which the Investors have the right, but not the obligation, to require the Company to repurchase all, but not less than all, of the securities issued under the Securities Purchase Agreement if the Company fails to obtain the necessary governmental approval to consummate the acquisition of Chengfeng on or before December 31, 2006.

The Amendments are filed as exhibits to this current report on Form 6-K.

Closing of the Private Placement Transaction

On July 31, 2006, the Company consummated a private placement transaction pursuant to the Securities Purchase Agreement that was previously announced in the Company’s current report on Form 6-K filed on July 6, 2006 and the Amendments as described above. As a result, the Company issued 4,634,592 units (the “Shares”) to 26 accredited investors for an aggregate gross cash purchase price of $16,221,093.

Each unit consists of one share of Common Stock and a warrant to purchase one-fifth of one share of Common Stock. The exercise price for each whole warrant is $4.85. The warrants have a term of five years and include a cashless exercise feature. The units will be sold under the Securities Purchase Agreement, as amended, at a price of $3.50 per unit.

The Shares have not been registered under the Securities Act of 1933, or any state securities laws, and were sold in a private transaction under Regulation D. Unless the Shares are registered, they may not be offered or sold in the United States except pursuant to an exemption from the registration requirements of the Securities Act and applicable state laws. The Company is obligated to register the Shares being sold as well as the shares issuable on the exercise of the warrants for resale on a registration statement to be file within 45 days of the closing of the transaction.

The disclosure in this report is qualified in its entirety by the full terms and conditions of the Securities Purchase Agreement, Registration Rights Agreement, Warrant and Escrow Agreement, all of which were filed as exhibits to the Company’s current report on Form 6-K filed on July 6, 2006 and the Amendments that are filed as exhibits hereto.

EXHIBITS

10.1	Form of Waiver and Amendment to Securities Purchase Agreement, dated July 26, 2006.

10.2	Form of Second Waiver and Amendment, dated July 27, 2006.

99	Press Release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHINA SECURITY & SURVEILLANCE TECHNOLOGY, INC.

Date: July 31, 2006

By: /s/ TerenceYap
Vice Chairman of the Board